November 9, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Response to SEC Staff Comments dated October 31, 2006

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 31, 2006 regarding our filing referenced above. Where applicable, our responses indicate the additions or revisions we included in the fifth pre-effective amendment to our Form S-1 registration statement (File No. 333-133302) (the “Registration Statement”) as filed with the SEC on the date hereof (“Amendment No. 5”), four courtesy copies of which are being provided. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

We respectfully request that the staff review Amendment No. 5 and our responses to its comments at its earliest convenience. Please advise us as of any further comments as soon as possible.

Cover Page of Prospectus

1.	Please remove the terms “Joint Book-Running Managers,” “Senior Co-Managers” and “Co-Managers” from the cover page of your prospectus.

RESPONSE: We deleted the referenced terms from the cover page of the preliminary prospectus dated October 31, 2006 that was printed in connection with the road show for the offering, four courtesy copies of which are being provided. We will also delete the referenced terms from the cover page of the final prospectus for the offering to be filed pursuant to Rule 424(b).

Exhibit 1.1

2.	We note clauses (iii) and (viii) of Section 7(c) of the underwriting agreement. These provisions appear to be market-out provisions that, practically speaking, place the risk of the success of your offering on your company and results in the underwriters participating upon a “best efforts” basis. Please supplementally explain how this termination right is consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.

RESPONSE: The lead underwriters have advised the Company that they believe the conditions set forth in clauses (iii) and (viii) of Section 7(c) of the Underwriting Agreement (the “Relevant Sections”) are consistent with a firm commitment underwriting as described in The First Boston Corporation (September 3, 1985) no-action letter.

In First Boston, the Division of Market Regulation stated that “market out clauses (whether or not termed conditions precedent) which permit an underwriter to terminate its obligation to purchase the offered securities from the issuer based upon (1) the occurrence of nonmaterial events affecting the issuer or the securities markets in general, or (2) an inability to market the securities, are inappropriate in the context of a firm commitment underwriting.” The main concern of First Boston was that such market out provisions must be triggered on material adverse events outside the control of the issuer or the underwriters, not merely the inability to market the securities.

The lead underwriters have advised the Company that they have interpreted the Staff’s position as set forth in First Boston to be that the underwriters cannot use a market out provision that gives them the functional equivalent of a best efforts underwriting in the guise of a firm commitment underwriting. The Relevant Sections relate to significant market events unrelated to the investment quality of the Company that are so disruptive as to prejudice materially the success of the offering or make it impracticable or inadvisable to proceed with the offering. As such, consistent with the requirements and concerns articulated in First Boston, the Relevant Sections do not “effectively place the risk of success of the offering upon the issuer” nor do they give the underwriters the ability to terminate their arrangement merely because of an inability to market the securities. In addition, the lead underwriters have informed the Company that the events described in the Relevant Sections are likely to constitute a “material, adverse event affecting the issuer that materially impairs the investment quality of the offered securities,” which is a basis acknowledged as appropriate for a market out in a firm commitment underwriting according to First Boston.

The lead underwriters have advised the Company that it is their view that the Relevant Sections are consistent with the guidance provided in First Boston. In any event, the lead underwriters have advised the Company that they do believe that they will be firmly committed to purchase the securities in the offering when they execute the underwriting agreement. Moreover, the underwriters have indicated to the Company that the market out provisions such as the Relevant Sections have been commonly and continuously used by investment banks since First Boston (although, after the events of September 11, 2001, in certain instances, these provisions have been modified slightly in accordance with the guidance contained in First Boston).

Exhibit 5.1

3.	We note the assumptions listed in the last sentence of the second paragraph of the legal opinion. Please have counsel remove the assumptions that “the Board of Directors of the Company has authorized the issuance and sale of the Shares and any Additional Shares and has authorized a special pricing committee of the Board of Directors of the Company to determine the price at which the Shares and any Additional Shares are to be sold to the underwriters by the Company.”

RESPONSE: We have filed a revised version of the legal opinion without the referenced assumption as Exhibit 5.1 to Amendment No. 5.

4.	We note the statement in the second to last paragraph. Please have counsel either revise its opinion to clarify or confirm to us that it agrees with our understanding that the reference to the Delaware General Corporation Law includes all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

RESPONSE: We hereby confirm that our counsel agrees with the staff’s understanding that the reference to the Delaware General Corporation Law in the legal opinion filed as Exhibit 5.1 to Amendment No. 5 includes all applicable provisions of the Delaware Constitution and all reported judicial decisions interpreting those laws.

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.

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